Exhibit (a)(1)(B)

COVER LETTER TO ELIGIBLE EMPLOYEES

FROM:	Scott Howarth
SUBJECT:	Offer to Exchange Certain Outstanding Options for New Options
DATE:	March 2, 2009

Dear ISSI Employee,

We are pleased to announce that we are offering you the opportunity to participate in our Company’s stock option exchange program. Only employees of ISSI or one of its subsidiaries (or employees on an approved leave of absence) are eligible to participate. The executive officers and the members of our Board of Directors may not participate in the stock option exchange program. To help familiarize you with the principal terms of the offer we have included a summary of the program below, but please read the other important documents attached to this e-mail before making any decisions about participating in the offer. We also are sending separately a listing of your options that are eligible for this program. If you do not receive your listing by March 9, 2009, please let Thanh Ha know by e-mail at tha@issi.com so we can ensure you receive your listing as soon as possible.

By way of background, stock options generally are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. However, most of our currently outstanding stock options are significantly “underwater,” meaning it would cost more to exercise the options than the shares currently are worth. Since these options may not be providing our employees with the intended incentives, we obtained stockholder approval to allow you to exchange certain of your underwater stock options for new options with an exercise price equal to the current fair market value at the close of trading on the exchange date (expected to be April 2, 2009).

Below is a summary of some aspects of the stock option exchange program that should help familiarize you with the principal terms. We believe that this stock option exchange program is potentially very important to you and urge you to take the time to study the materials referred to below, ask questions about anything you do not understand and make an informed decision about whether or not to participate. Your participation is completely voluntary. If you do nothing, you will be making a decision not to participate and you will retain your current options with their current terms and conditions.

SUMMARY OF THE STOCK OPTION EXCHANGE PROGRAM

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You may only exchange your outstanding options that were granted to you under the 1998 Stock Plan, the Nonstatutory Stock Plan or the 2007 Incentive Compensation Plan with an exercise price greater than or equal to $6.00 per share.

•	New options will have an exercise price equal to the fair market value of the Company’s common stock on the date of the option exchange. The expected date of the option exchange is April 2, 2009.

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The eligible options that have been exchanged will be cancelled on April 2, 2009, or, if the offer is extended, one U.S. business day after the expiration of the offer. New options will be granted on April 2, 2009, or, if the offer is extended, one U.S. business day after the expiration of the offer.

•	The number of shares that will be covered by the new options depends upon the exercise price(s) of your outstanding options.

•	Your new options will expire on the same date as your current options.

•	The new options will vest as follows, subject to your continued employment with the Company:

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If the eligible option is fully vested as of the exchange date, then the new option will be fully vested as to 50% of the shares subject to the new option on the exchange date and the remaining 50% of the shares subject to such option shall vest on the first anniversary of the exchange date.

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If the eligible option is less than fully vested as of the exchange date, then the new option shall vest as to 1/3rd of the shares subject to the new option on the exchange date, as to an additional 1/3rd of the shares subject to the new option on the first anniversary of the exchange date and, as to the remaining 1/3rd of the shares subject to the new option on the second anniversary of the exchange date.

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This offer ends at 5:00 p.m. Pacific Time on April 1, 2009 (unless the offer is extended). If you wish to participate in the option exchange program, you must deliver to us by this date and time a properly completed Election Form by printing out an Election Form, completing it and delivering it to us via:

•	E-mail to tha@issi.com (attaching a PDF or similar imaged document file of your Election Form);

•	Fax to (408) 969-4730; or

•	Hand-delivery to Thanh Ha at ISSI

If we have not received your properly submitted Election Form before the offer expires, you will have rejected this offer and you will keep your current options.

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This summary is merely an introduction to the offer and does not detail all the terms and conditions that apply. The stock option exchange program is being made under the terms and subject to the conditions of the Offer to Exchange and the related Election Form. You should carefully read all of the documents attached to this email before you decide whether to participate in the stock option exchange program.

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Offer to Exchange. This document is intended to provide you with the information you need to make an informed decision as to whether participating in the stock option exchange program is right for you. It is a large document, but reading the “Summary Term Sheet and Questions and Answers” (beginning on Page 1 of the Offer to Exchange) and the “Risks of Participating in the Offer” section that follows is a good way to get started.

•	Election Form. The Election Form is for participating in the offer.

•	Withdrawal Form. You would use this form if you have submitted an Election Form but later change your mind about participating in the offer.

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While we have attempted to anticipate many of the questions you may have regarding the terms of the stock option exchange program, we recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the stock option exchange program.

•	We plan to schedule in-person or telephonic meetings to answer any questions you may have regarding the stock option exchange program.